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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             015939
                            Washington, D.C. 20549                   -------
                                                                   Cusip Number
                                 FORM 12b-25                       825397 10 2

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended:       MARCH 31, 1997
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 Not Applicable
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PART I - REGISTRANT INFORMATION

                          SHOWSCAN ENTERTAINMENT INC.
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Full Name of Registrant

                                 Not Applicable
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Former Name if Applicable

                              3939 Landmark Street
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Address of Principal Executive Office (STREET AND NUMBER)

                         Culver City, California 90232
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [ ]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)


Notwithstanding the best efforts of Showscan Entertainment Inc. (the "Company" or the "Registrant"), the necessary year-end closing processes of the Company have taken a longer period of time than originally planned for or expected.
The principal reason for the delay is the time necessary to conduct a thorough analysis of the impact that FASB Statement No. 121 will have on assets of certain of the Company's joint ventures (which are accounted for by the Company using the equity method of accounting). While the Company presently expects that its independent auditors will have completed their audit on or prior to the stated due date of the Company's annual report on Form 10-K, in the opinion of management the late date of the completion of these processes makes it impractical to file the Form 10-K on or before the prescribed due date without the incurrence of unreasonable effort and expense. The Company expects to file its Form 10-K within the 15-day extension period provided for in Rule 12b-25.




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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               W. TUCKER LEMON             310                 558-0150
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         The Company and certain of its joint ventures are in the process of evaluating the impact of FASB Statement 121 on assets of certain of the Company's joint ventures (which are accounted for by the Company using the equity method of accounting). Depending upon the outcome of that evaluation, the net loss for the year ended March 31, 1997 could be between $3,500,000 and $5,000,000. The Company currently estimates that (a) its total revenues for the fiscal year ending March 31, 1997 ("Fiscal 1997") will be $17,900,000 as compared to $17,500,000 for the fiscal year ending March 31, 1996 ("Fiscal 1996"), (b) its cost of revenues will decrease from $8,400,000 in Fiscal 1996 to $7,100,000 in Fiscal 1997, and (c) its general and administrative expense will decrease from $7,600,000 in Fiscal 1996 to $6,600,000 in Fiscal 1997. Until the completion of the FASB Statement 121 analysis, the Company cannot make a reasonable estimate of any other results for the year.
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                          SHOWSCAN ENTERTAINMENT INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      June 27, 1997             By        /s/ W. TUCKER LEMON
    -----------------------------      ----------------------------------------
                                          Senior Vice President,
                                          General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).